Exhibit 1
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FOR IMMEDIATE RELEASE                                            23 January 2008


                              WPP GROUP PLC ("WPP")

       Hill & Knowlton acquires majority stake in Rikes Communications in
                                    Hong Kong


WPP announces that its wholly-owned operating company Hill & Knowlton, the global public relations and public affairs network, has acquired a 70% stake in Rikes Communications Limited ("Rikes"), in Hong Kong. Rikes is an investor relations and corporate communications firm specialising in providing financial communications and investor relations to Chinese State Owned Enterprises and Chinese companies as they go international.

Founded in 2000, Rikes provides a range of public relations services including public relations programs, media and communication training, crisis counselling and crisis management, long term investor relations programs, writing, design and production of annual reports, media monitoring and analysis, event management and website production and design. Clients include Huaneng Power International, Maanshan Iron & Steel, Zhejiang Expressway and Guangshen Railway.

Rikes' unaudited revenues for the year ended 31 March 2007 were HK$7.4 million, with gross assets at the same date of HK$7.0 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

Contact:
Feona McEwan, WPP                                      T. +(0)20 7408 2204
www.wpp.com
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